September 10, 2012

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         International Business Machines Corporation

SEC Comment Letter dated August 24, 2012

SEC File No. 1-2360

Dear Ms. Blye:

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated August 24, 2012 on the company’s Form 10-K for the year ended December 31, 2011, filed on February 28, 2012.

Form 10-K for the Year Ended December 31, 2011

General

1. We are aware of April and May 2012 news reports that certain of your products were to be sold to Iran by ZTE Corporation in China. As you know, Iran is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 8, 2009. In this regard, please discuss your past, current, and anticipated relationship with ZTE Corporation. Tell us also whether your indirect subsidiary, IBM Italia Servizi Finanziari S.p.A., renewed its equipment financing lease agreement with Irasco after its expiration on December 31, 2009, or has entered into any new business arrangement with Irasco and/or any entity affiliated with Irasco.

Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Iran or entities it controls.

Response: IBM complies with all U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State. In that regard, IBM has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Iran. IBM has not pursued any business activities with Iran since those described in our letter to the SEC dated June 8, 2009. IBM has no plans to pursue any business activities in Iran while these sanctions remain in place.

IBM’s foreign affiliates and subsidiaries may have multi-national customers, who are not subject to U.S. sanctions, laws and regulations and, thus may have business dealings in one or more of the U.S. embargoed countries. IBM’s affiliates and subsidiaries carefully review agreements with those customers to ensure that all applicable U.S. export controls and sanctions regulations are fully complied with as a condition of doing business.

With regard to ZTE Corporation, IBM has a business partner and an original equipment manufacturer relationship with ZTE Corporation.  IBM’s business partner and original equipment manufacturer agreements contain express terms and conditions that require our business partners and original equipment manufacturers to comply fully with all applicable U.S. regulations, including U.S. economic sanctions and export laws and regulations, when pursuing business opportunities authorized by the agreements. These terms include, but are not limited to, authorized sales territories, which always exclude countries and entities subject to U.S. sanctions, and provisions obligating business partners and original equipment manufacturers to ensure their IBM-related activities are conducted in a fully compliant manner.  ZTE is bound by IBM’s business partner and original equipment manufacturer agreement terms described above.

With regard to Irasco, IBM Italia Servizi Finanziari S.p.A. did not renew its equipment financing lease agreement with Irasco after its expiration on December 31, 2009, and has not entered into any new business arrangement with Irasco and/or any entity known to be owned or controlled, directly or indirectly by Irasco, or its parent Ascotec Gmbh.

2. We are aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or Beijing 8-Star International Company, which also was a party to the Iranian contracts. Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of any resultant inquiry or proceedings.

Response: IBM has received communications from the Commerce Department regarding the Commerce Department’s investigation of ZTE. IBM is voluntarily cooperating with the Commerce Department and has been expressly told by the Commerce Department that IBM is not a target or under investigation.

3.  You disclose on page 7 that you continue to increase your focus on the emerging markets around the world, including the Middle East and Latin America, regions that can be understood to include Syria, Sudan, and Cuba. As you know, Syria, Sudan, and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, Sudan, and Cuba, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 8, 2009. Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Syria, Sudan, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: IBM complies with all U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State. In that regard, IBM has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Syria, Sudan or Cuba. IBM has not pursued any business activities with Syria, Sudan or Cuba since those described in our letter to the SEC dated June 8, 2009.  IBM has no plans to pursue any business activities in Syria, Sudan or Cuba while these sanctions remain in place.

IBM’s foreign affiliates and subsidiaries may have multi-national customers, who are not subject to U.S. sanctions, laws and regulations and, thus may have business dealings in one or more of the U.S. embargoed countries. IBM’s affiliates and subsidiaries carefully review agreements with those customers to ensure that all applicable U.S. export controls and sanctions regulations are fully complied with as a condition of doing business.

4. On page 5 you state that your products include security systems software. Certain types of information security software and information security technology are controlled items included in the Commerce Department’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technologies you have provided or intend to provide directly or indirectly into Cuba, Iran, Sudan, and/or Syria, including products provided through ZTE Corporation and/or Beijing 8-Star International Company, are controlled items. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

Response: IBM complies with all U.S. economic sanctions and export laws and regulations, including those that restrict the export of controlled items included on the Commerce Department’s Commerce Control List (“controlled items.”)  In that regard, IBM has not provided and does not intend to provide, any controlled items into Cuba, Iran, Sudan, and/or Syria, including products provided through ZTE Corporation and/or Beijing 8-Star International Company. As such, to the best of our knowledge, no such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria.  IBM’s business relationship with ZTE Corporation is described in the response to comment #1 above. IBM has not had and has no plans to pursue any business relationship with Beijing 8-Star International Company.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Richard Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh

James J. Kavanaugh
Vice President and Controller